February 14, 2020

Martyn Wade
Chief Executive Officer
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763

       Re: Grindrod Shipping Holdings Ltd.
           Form 20-F for the Fiscal Year ended December 31, 2018
           Filed April 16, 2019
           File No. 001-38440

Dear Mr. Wade:

       We have reviewed your January 23, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2019 letter.

Form 20-F for the Fiscal Year ended December 31, 2018

Note 2- Signifcant Accounting Policies, page F-2

1. We note your response to prior comment four and the accounting policy disclosure that you propose, which includes indicators that correlate with your status as pool manager/principal for contracts between customers and the IVS Handysize Pool and the
      IVS Supramax Pool. Please also disclose how the pools are structured from a legal standpoint, including the nature and extent of your ownership and control over the pools and the vessels; and how you are accounting for contracts between the pools and vessel owners. Tell us how you have assessed IFRS 16, paragraphs 9 and B9-B33, for agreements under which you secure rights to control vessels in the pools; relative to your views under IFRS 15, including paragraph 33, regarding the ability to prevent other
 Martyn Wade
Grindrod Shipping Holdings Ltd.
February 14, 2020
Page 2
         entities from directing the use of, and obtaining the benefits from an asset; and paragraph
         B35A(b), on the ability to direct vessel owners to provide the service on your behalf.

         The disclosures you have referenced on pages 33 and 34 indicate that while you as the pool manager are responsible for administrative and commercial management of the pool, the vessel owners are responsible for manning and technical management of their vessels.
         Please clarify whether the roles ascribed to the pool manager among the indicators you have listed are exclusively yours as the pool manager, or are shared in any degree with the vessel owners. Please describe any circumstances under which specific vessels or their owners are identified in contracts with customers for vessels in the pools, and any instances of vessel owners sharing or having any involvement in the commercial management of vessels that they have placed in the pools, such as discretion in accepting a contract or establishing the price that end charterers will pay.

         Please describe the general terms and duration of contracts with participating vessel owners, including any provisions for renewal, suspending participation, or for removing vessels from the pool prior to completing the stated term of the pool arrangement. Please submit copies of the agreements governing participation in your IVS Handysize Pool and the customer contracts of that pool that were the most significant during 2018; identify any provisions among these contracts that are not representational of or consistent with the provisions of other contracts with other participants and customers of this pool.
       You may contact John Cannarella, Staff Accountant at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 with any questions.



FirstName LastNameMartyn Wade                                  Sincerely,
Comapany NameGrindrod Shipping Holdings Ltd.
                                                               Division of
Corporation Finance
February 14, 2020 Page 2                                       Office of Energy
& Transportation
FirstName LastName